Exhibit 99.2

1 February 2005

Transaction in Own Shares

Mitchells & Butlers plc announces that on 1 February 2005 it purchased 230,000 of its ordinary shares at a price of 326.68 pence per ordinary share. 115,000 of these shares will be held as treasury shares and 115,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 115,000 shares and excluding treasury shares) is 519,315,676. Following the above purchase, Mitchells & Butlers plc holds 2,208,364 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.